Exhibit 99.1

BlueCity Holdings Limited Announces Appointment of Financial Advisor and Legal Counsel to the Special Committee

BEIJING, January 10, 2022 (GLOBE NEWSWIRE) -- BlueCity Holdings Limited (“BlueCity” or the “Company”) (NASDAQ: BLCT), a leading online LGBTQ platform, today announced that the independent special committee (the “Special Committee”) of the Company’s board of directors (the “Board”), formed to evaluate and consider the previously announced preliminary non-binding proposal letter dated on January 2, 2022 (the “Proposal”), has retained Duff & Phelps as its financial advisor and Skadden, Arps, Slate, Meagher & Flom as its U.S. legal counsel.

The Special Committee is continuing its review and evaluation of the Proposal. The Board cautions the Company’s shareholders and others considering trading the Company’s securities that no decisions have been made with respect to the Proposal. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the transaction contemplated by the Proposal, or that the transaction contemplated by the Proposal or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to any transaction, except as required under applicable law.

About BlueCity Holdings Limited

BlueCity (NASDAQ: BLCT) is a world-leading online LGBTQ community providing a comprehensive suite of services to foster connections and enhance the wellbeing of the LGBTQ community. The company fulfills both the daily and lifelong needs of its members through a wide range of targeted and tailored services, including social networking, livestreaming and health-related services. With commitment to providing high-quality user experience, ensuring privacy protection, and promoting community health and well-being, BlueCity has captured the hearts and minds of LGBTQ people across the globe. Available in 13 languages, BlueCity’s mobile app Blued has connected more than 60 million registered users in about 170 countries and regions.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” and similar statements. Among other things, business outlook and quotations from management in this announcement, as well as BlueCity’s strategic and operational plans, contain forward-looking statements. BlueCity may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about BlueCity’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s ability to retain and increase the number of users, paying members and advertisers, and expand its product and service offerings; the Company’s future business development, financial condition and results of operations; the expected changes in the Company’s revenues, costs or expenditures; the Company’s expectation regarding the use of proceeds from its IPO; competition in the Company’s industry and its popularity within the LGBTQ population; and relevant government policies and regulations relating to the Company’s industry; and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

BlueCity Holdings Limited

Investor Relations

Phone: +86 10-5876-9662

Email: ir@bluecity.com

The Blueshirt Group

Ms. Ally Wang

Phone: +86 139-0106-6802

Email: ally@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com